UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                           PILGRIM'S PRIDE CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    721467108
                                 (CUSIP Number)

Owen Johnson                                                          Guy Lawson
Executive Vice President, Organization & Administration     McGrath North Mullin
and Corporate Secretary                                          & Kratz, PC LLO
ConAgra Foods, Inc.                              Suite 3700 First National Tower
One ConAgra Drive                                              1601 Dodge Street
Omaha, NE 68102                                                  Omaha, NE 68102
(402) 595-4000                                                    (402) 341-3070

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 August 9, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

         1)       Names of Reporting Persons: I.R.S. Identification No. of Above
                  Person:

                  ConAgra Foods, Inc.              47-0248710

         2)       Check the Appropriate Box if a Member of a Group:

                  (a)
                  (b)

         3)       SEC Use Only:

         4)       Source of Funds (See Instructions):


         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         6)       Citizenship or Place of Organization:

                  Delaware

         Number of Shares           (7) Sole Voting Power:                0
         Beneficially               (8) Shared Voting Power:              0
         Owned by Each              (9) Sole Dispositive Power:           0
         Reporting Person           (10) Shared Dispositive Power:        0
         With

         11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

                  0 shares

         12)      Check Box if the Aggregate Amount in Row (11)
                  Excludes Certain Shares (See Instructions):

         13)      Percent of Class Represented by Amount in Row (11):

                  0%

         14)      Type of Reporting Person (See Instructions):

                  CO

     ConAgra Foods, Inc. ("ConAgra Foods") makes this filing to amend certain information previously reported by ConAgra Foods. This filing constitutes Amendment No. 3 to the Statement on Schedule 13D of ConAgra Foods ("Amendment No. 3"). ConAgra Foods amends such prior Schedule 13D reports with respect to the Common Stock, par value $.01 per share (the "Common Stock"), of Pilgrim's Pride Corporation ("Pilgrim's Pride") by adding the following information to the items indicated:

ITEM 4.  PURPOSE OF TRANSACTION

     As  disclosed  in  Amendment 2  previously  filed by ConAgra  Foods to this
Schedule 13D, on August 3, 2005 ConAgra Foods entered into a purchase agreement (the "Purchase Agreement") with Pilgrim's Pride for a proposed sale and transfer to Pilgrim's Pride of the 15,443,054 shares of Common Stock held by ConAgra Foods.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     On August 9, 2005, pursuant to the Purchase Agreement ConAgra Foods sold the Common Stock to Pilgrim's Pride for $31.23735 per share.

     On August 9, 2005, ConAgra Foods ceased to be the beneficial owner of any shares of Common Stock.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

         1.1 Purchase and Amendment Agreement dated August 3, 2005 incorporated by reference from Schedule 13D/A, Amendment No. 2 filed by ConAgra Foods with respect to shares of common stock of Pilgrim's Pride.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the above information set forth in this Amendment No. 3 is true, complete and correct.

DATED this 9th day of August, 2005.

                                     CONAGRA FOODS, INC.


                                     By:    /s/ Owen C. Johnson
                                        _____________________________
                                        Owen C. Johnson
                                        Executive Vice President, Organization &
                                        Administration and Corporate Secretary